SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6 – K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2004

Optibase Ltd.

2 Gav Yam Center
7 Shenkar St
P.O.Box , 2170
Herzliya 46120
Israel

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

Exhibit Index

Exhibit Number	Description of Document
99.1	Proxy Statement

2

SIGNATURE

Pursuant to the requirements of the Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 6-K and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Optibase Ltd. (Registrant) BY: /S/ Danny Lustiger —————————————— Danny Lustiger Chief Financial Officer

Date: November 18, 2004

3

OPTIBASE LTD.
7 Shenkar St. Herzliya
972-9-970-9200

Dear Shareholder,

        You are cordially invited to attend the Annual General Meeting of Shareholders of Optibase Ltd. (the “Company”) to be held at 16:00, Israel time, on Thursday, December 16, 2004, at the Company’s offices at 7 Shenkar St., Herzliya, Israel.

        The purposes of this meeting are set forth in the accompanying Notice of Meeting and Proxy Statement.

        For the reasons set forth in the accompanying Proxy Statement, the Company’s board of directors recommends that you vote “FOR” proposals 1 through 9, as specified on the enclosed form of proxy.

        We look forward to greeting personally those shareholders who are able to be present at the meeting. However, whether or not you plan to attend the meeting, it is important that your shares be represented. Accordingly, you are kindly requested to sign, date and mail the enclosed proxy in the envelope provided at your earliest convenience so that it will be received not later than 2 business days before the meeting.

        Thank you for your continued cooperation.

Very truly yours, Tom Wyler, Chairman of the Board of Directors

Herzliya, Israel
November 18, 2004

AS A FOREIGN PRIVATE ISSUER, WE ARE EXEMPT FROM THE RULES UNDER THE SECURITIES EXCHANGE ACT RELATED TO THE FURNISHING AND CONTENT OF PROXY STATEMENTS. THE CIRCULATION OF THIS PROXY STATEMENT SHOULD NOT BE TAKEN AS AN ADMISSION THAT WE ARE SUBJECT TO THOSE PROXY RULES

OPTIBASE LTD.
7 Shenkar St. Herzliya
972-9-970-9200

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

        Notice is hereby given that an Annual General Meeting of Shareholders (the “Meeting”) of Optibase Ltd. (the “Company”) will be held at 16:00, Israel time, on Thursday, December 16, 2004, at the Company’s offices at 7 Shenkar St., Herzliya, Israel for the following purposes:

    1.        To re-elect to the Company’s board of directors (the “Board of Directors”) three directors currently in office;

    2.        To re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global as the Company’s independent auditors for the fiscal year ended December 31, 2004 and to authorize the Board of Directors, upon the recommendation of the Company’s audit committee, to determine the auditors’ remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year;

    3.        To approve the Company’s purchase of an insurance policy concerning insurance of directors’ and officers’ liability, including as directors and officers of the Company’s subsidiaries;

    4.        To approve, as a framework resolution, the coverage of Tom Wyler’s liability under the general insurance policies of the Company for the coverage of directors’ and officers’ liability; Tom Wyler is considered an indirect controlling shareholder of the Company, and serves as the Company’s President and Executive Chairman of the Board of Directors.

    5.        To approve and ratify an increase in the number of shares available for issuance under the Company’s 1999 Israeli and U.S. Share Option Plans (collectively, the “1999 Plans”);

    6.        To approve a grant of 15,000 options exercisable into 15,000 ordinary shares NIS 0.13 nominal value each of the Company to each of Alex Hilman, Dana Tamir and Chaim Labenski, directors of the Company and Gil Weiser (subject to his appointment as external director of the Company, see Proposal No. 8 below), under the Company’s 1999 Israeli Share Option Plan, and to increase the number of shares available for issuance under the 1999 Plans accordingly (see Proposal No. 5 above);

    7.        To approve a grant of 100,000 options exercisable into 100,000 ordinary shares NIS 0.13 nominal value each of the Company to Tom Wyler under the 1999 Israeli Share Option Plan, and to increase the number of shares available for issuance under the 1999 Plans accordingly; Tom Wyler is considered an indirect controlling shareholder of the Company, and serves as the Company’s President and Executive Chairman of the Board of Directors.

    8.        To elect Gil Weiser as an external director of the Company for a three-year term commencing on December 17, 2004; and

    9.        To re-elect Chaim Labenski currently serving as an external director of the Company for an additional 3-year term commencing on January 31, 2005.

        In addition, the shareholders will be requested to consider at the Meeting the Board of Directors’ Report and the financial statements of the Company for the fiscal year ended December 31, 2003.

        Finally, the shareholders may consider and act upon such other business as may properly come before the Meeting and any adjournment thereof.

        Shareholders of record at the close of business on November 17, 2004 are entitled to notice of, and to vote at, the Meeting and any adjournment thereof. Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided. Shareholders who attend the Meeting may revoke their proxies in writing and vote their shares in person, subject to the provisions in the Proxy Statement.

        Joint holders of shares should take note that, pursuant to the articles of association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the shares, and for this purpose seniority will be determined by the order in which the names appear in the Company’s Register of Shareholders.

By Order of the Board of Directors, Tom Wyler, President and Executive Chairman of the Board of Directors

Herzliya, Israel
November 18, 2004

OPTIBASE LTD.
7 Shenkar St. Herzliya
972-9-970-9200

PROXY STATEMENT

        This Proxy Statement is being furnished to the holders of Ordinary Shares, New Israeli Shekels 0.13 nominal value (the “Shares”), of Optibase Ltd. (the “Company”) in connection with the solicitation of proxies by the management and board of directors of the Company (“Board of Directors”) for use at the Annual General Meeting of Shareholders (the “Meeting”) to be held at 16:00, Israel time, on Thursday, December 16, 2004, at the Company’s offices at 7 Shenkar St., Herzliya, Israel, or at any adjournment thereof, pursuant to the accompanying Notice of Meeting (the “Notice”).

        At the Meeting, the shareholders will be asked to consider and vote on the following matters:

    1.        To re-elect to the Company’s board of directors (the “Board of Directors”) three directors currently in office;

    2.        To re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global as the Company’s independent auditors for the fiscal year ended December 31, 2004 and to authorize the Board of Directors, upon the recommendation of the Company’s audit committee (the “Audit Committee”), to determine the auditors’ remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year;

    3.        To approve the Company’s purchase of an insurance policy concerning insurance of directors’ and officers’ liability, including as directors and officers of the Company’s subsidiaries;

    4.        To approve, as a framework resolution, the coverage of Tom Wyler’s liability under the general insurance policies of the Company for the coverage of directors’ and officers’ liability; Tom Wyler is considered an indirect controlling shareholder of the Company, and serves as the Company’s President and Executive Chairman of the Board of Directors.

    5.        To approve and ratify an increase in the number of shares available for issuance under the Company’s 1999 Israeli and U.S. Share Option Plans (collectively, the “1999 Plans”);

    6.        To approve a grant of 15,000 options exercisable into 15,000 ordinary shares NIS 0.13 nominal value each of the Company to each of Alex Hilman, Dana Tamir and Chaim Labenski, directors of the Company and Gil Weiser (subject to his appointment as external director of the Company, see Proposal No. 8 below), under the Company’s 1999 Israeli Share Option Plan, and to increase the number of shares available for issuance under the 1999 Plans accordingly (see Proposal No. 5 above);

    7.        To approve a grant of 100,000 options exercisable into 100,000 ordinary shares NIS 0.13 nominal value each of the Company to Tom Wyler under the Company’s 1999 Israeli Share Option Plan, and to increase the number of shares available for issuance under the 1999 Plans accordingly; Tom Wyler is considered an indirect controlling shareholder of the Company, and serves as the Company’s President and Executive Chairman of the Board of Directors.

    8.        To elect Gil Weiser as an external director of the Company for a three-year term commencing on December 17, 2004; and

    9.        To re-elect Chaim Labenski currently serving as an external director of the Company for an additional 3-year term commencing on January 31, 2005.

        In addition, the shareholders will be requested to consider at the Meeting the Board of Directors’ Report and the financial statements of the Company for the fiscal year ended December 31, 2003.

        Finally, the shareholders may consider and act upon such other business as may properly come before the Meeting and any adjournment thereof.

        The approval of each of Proposals 1 through 3, 5 and 6 requires the affirmative vote of at least a majority of the votes of shareholders present and voting at the Meeting in person or by proxy.

        The approval of each of Proposals 8 and 9 requires the affirmative vote of at least a majority of the votes of shareholders present and voting at the Meeting in person or by proxy, provided that (i) such majority vote at the Meeting shall include at least one third (1/3) of the total votes of shareholders, who are not controlling shareholders of the Company, present at the Meeting in person or by proxy; votes abstaining shall not be taken into account in counting the above-referenced shareholders’ votes; or (ii) the total number of votes of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed one percent (1%) of the total voting rights in the Company.

        The approval of each of Proposals 4 and 7 requires the affirmative vote of at least a majority of the votes of shareholders present and voting at the Meeting in person or by proxy, provided that either (i) such majority vote at the Meeting will include at least one third (1/3) of the total votes of shareholders having no Personal Interest (as described below) in the proposal, who are present at the Meeting in person or by proxy; votes abstaining will not be taken into account in counting the above referenced shareholders’ votes; or (ii) the total number of votes of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed one percent (1%) of the total voting rights in the Company.

        Under the Companies Law, a “Personal Interest” means a personal interest of a person in an act or transaction of a company, including a personal interest of such person’s relatives or of other corporation in which such person or such person’s relative are interested parties. An interest resulting merely from such person’s holding of company’s shares, is not deemed a “Personal Interest”.

        A shareholder participating in the Meeting will advise the Company, prior to exercising his voting rights at the Meeting with respect to each of the Proposals 4 and 7, whether or not such shareholder has a Personal Interest in the transaction underlying such proposal.

        In the event that such shareholder delivers a signed proxy to the Company as stated above, such shareholder should indicate in the proxy whether or not such shareholder has a Personal Interest in each of Proposals 4 and 7. Shares of a shareholder who does not so indicate will not be counted or voted for purposes of such proposal.

        Each Share is entitled to one vote upon each matter to be voted on at the Meeting. No less than two shareholders present in person or by proxy, or who have sent the Company a voting instrument indicating the way in which they are voting, and holding or representing at least thirty three and one third percent of the voting rights in the Company, shall constitute a quorum. If no quorum is present within half an hour of the time fixed for the meeting, the meeting shall stand adjourned for seven days, to the same day of the week at the same time and place, without further notice being given thereof, or to such other date, time and place as prescribed by the board of directors in notice to the shareholders, and the adjourned meeting shall discuss those matters for which the first meeting was called. If no quorum is present at the adjourned meeting, two shareholders, at least, present in person or by proxy, shall constitute a quorum.

VOTING AND REVOCATION OF PROXIES; SHARES HELD IN "STREET NAME"

        Shareholders may vote their Shares by attending the Meeting and voting their Shares in person, or by completing the enclosed proxy card, signing and dating it and mailing it in the enclosed postage-prepaid envelope. A form of proxy for use at the Meeting and a return envelope are enclosed. Shares represented by executed and unrevoked proxies will be voted at the Meeting. If a written proxy card is signed by a shareholder and returned without instructions, the Shares represented by the proxy will be voted “FOR” all of the proposals set forth above (except for Proposals No. 4 and 7). If a shareholder instructs in a proxy to abstain from voting on a specific proposal, the Shares represented by such proxy will be deemed not to have been cast for the purpose of that particular proposal and, accordingly, such Shares shall not be counted in calculating the percentage of affirmative votes required for approval of such proposal. Shareholders may revoke their proxies at any time before the effective exercise thereof by returning a later-dated proxy card or by voting their Shares in person at the Meeting if the Shareholders are the record holder of the Shares and can provide evidence of such (i.e., a copy of certificate(s) evidencing their Shares).

        Shareholders who hold their Shares in “street name” meaning in the name of a bank, broker or other record holder, must either direct the record holder of their Shares how to vote their Shares or obtain a proxy from the record holder to vote at the Meeting.

        Management and the Board of Directors are soliciting proxies for use at the Meeting. Proxies will be mailed to shareholders on or about November 18, 2004 and will be solicited primarily by mail; however, additional solicitations may be made by telephone, facsimile or other means of contact by certain direcotrs, officers, employees or agents of the Company, none of whom will receive additional compensation therefor. The entire expense of solicitation, including the cost of preparing, assembling and mailing the proxy materials will be borne by the Company. The Company will also reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of Shares.

OUTSTANDING SHARES AND VOTING RIGHTS

        The Company had 13,096,956 Shares1 outstanding as of November 9, 2004. Each Share is entitled to one vote upon each proposal to be presented at the Meeting.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT

        The following table sets forth as of November 9, 2004 the number of Shares owned by (i) all shareholders known to the Company to own 5% or more of the Shares and (ii) all current directors and officers of the Company as a group:

Name and Address	Number of Shares beneficially owned[1]	Percent of Shares Beneficially Owned
Festin Management Corp.	3,100,000[2]	23.7%
Moshe and Avraham Namdar[3]	1,024,076[4]	7.8%
All directors and officers of the Company as a group (13 persons)	3,473,554[5]	25.6%

1.	Beneficial ownership is determined in accordance with rules of the U.S. Securities and Exchange Commission (the “SEC”) and includes voting and investment power with respect to such shares. Shares subject to options that are currently exercisable or exercisable within 60 days of November 9, 2004 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder or is based on the most recent Schedule 13D filing with the SEC and, unless otherwise indicated below, the Company believes that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The Shares beneficially owned by the directors include the Shares owned by their family members to which such directors disclaim beneficial ownership.

2.	The principal place of business is Road Town, Pasea Estate, P.O. Box 3149, Tortola, British Virgin Islands. Festin Management Corp. (“Festin”) is held by Tom Wyler and Arthur Mayer-Sommer, each owning 50% of the capital stock of Festin and each is principally engaged as a private investor. Tom Wyler served since June 2001 in various senior positions in the Company and Mr. Wyler currently serves as President and Executive Chairman of the Board of Directors. In December 2002, the Company’s shareholders approved a grant of 200,000 options exercisable into 200,000 of our shares to Wyler, subject to certain adjustments. 100,000 of such options are vested as of the period of 60 days after November 9, 2004.

3.	Moshe and Avraham Namdar are brothers.

4.	Includes 761,914 Shares held by Moshe Namdar and 262,162 Shares held by Avraham Namdar.

5.	Includes 3,000,000 Shares and 473,554 Shares issuable upon exercise of options that may be exercisable within 60 days as of November 9, 2004. Also includes 3,000,000 Shares held by Festin Management Corp., see note 2 above.

[1]	Such number excludes 531,023 Shares held by the Company.

Proposal No. 1

RE-ELECTION OF DIRECTORS

        At the Meeting, three (3) directors are to be re-elected, who, together with the two (2) serving external directors, currently constitute the entire Board of Directors. Each of the re-elected directors will hold office until the next Annual General Meeting, unless any office is earlier vacated under any relevant provisions of the articles of association of the Company or applicable laws or regulations. If no directors are appointed at the Annual General Meeting, the current directors shall continue to hold office. Unless otherwise instructed, all proxies will be voted in favor of the three nominees listed below.

        The nominees have indicated to the Company their availability for election. In the event that any of the nominees should not continue to be available for election, the persons appointed as proxies may exercise their discretion to vote for a substitute nominee.

        The directors have the right at any time, in a resolution approved by at least a majority of the Company’s directors, to appoint any person as a director, subject to the maximum number of directors pursuant to the Company’s articles of association, to fill a place, which has randomly been vacated, or as an addition to the Board of Directors. Any director so appointed shall hold office until the next annual meeting and may be re-elected. The Company is not aware of any reason why any of the nominees, if elected, would be unable to serve as a director.

        The table below sets forth the names of the nominees and the serving external directors, the years in which they first became directors of the Company, their present principal occupation or employment and their beneficial ownership of Shares as of November 9, 2004:

NOMINEES	YEAR FIRST BECAME DIRECTOR	PRINCIPAL OCCUPATION OR EMPLOYMENT	BENEFICIAL OWNERSHIP OF SHARES*
Tom Wyler(1)	2001	President and Executive Chairman of the Board of Directors of the Company	23.67%**
Dana Tamir(3)	2000	Owner and establisher of PureWaters	0.25%***
Alex Hilman(3)	2002	Partner in an Israeli accounting firm	0.06%

SERVING EXTERNAL DIRECTORS	YEAR FIRST BECAME DIRECTOR	PRINCIPAL OCCUPATION OR EMPLOYMENT	BENEFICIAL OWNERSHIP OF SHARES*
Eddy Shalev(2)(3)	2002	Managing General Partner of Genesis Partners, an Israeli capital fund	0.06%
Chaim Labenski(1)(2)(3)	2002	Investment advisor	0.06%

*	Note that all the Company’s directors were granted 260,000 options exercisable into 260,000 Shares, subject to adjustments at an exercise price of US $2.38. As of November 9, 2004, 130,000options have vested, but none of the options were exercised. For an additional grant of options to directors of the Company, see Proposals No. 6 and 7 below.
**	Includes 3,000,000 Shares held by Festin Management Corp., see note 2 to the table of Beneficial Ownership of Securities by certain Beneficial Owners and Management above.
***	Note, that such percentage is based on 32,500 options vested held by Ms. Tamir, that, if exercised, would amount to 0.25% of the Company’s outstanding share capital.

(1)	Member of the investment committee.
(2)	Member of the compensation committee.
(3)	Member of the audit committee.

        Tom Wyler currently serves as the Company’s President and Executive Chairman of the Board of Directors. Mr. Wyler joined the Board of Directors in September 2001 and has served in various senior positions in the Company. Through the Festin Group, of which he is a co-owner, Mr. Wyler has had substantial stakes in several public companies in Switzerland. His other areas of involvement include investment banking, foreign exchange and financial futures. In the early 1990s, Mr Wyler turned his efforts to real estate interests in the U. S. More recently, his attention has been directed toward the high-tech industry in Israel. Mr. Wyler holds a Masters degree in Business Economics from the University of Zurich.

        Dana Tamir joined the Board of Directors in September 2000. Dana is the owner and establisher of PureWaters, a company that provides water treatment and wastewater purification solutions for the Industrial, Agricultural and Marine markets. From January 1997 to May 2000, Ms. Tamir served as the Chief Executive Officer of Qronus, Inc., a company that was spun off by Mercury. Prior to that Dana managed and executed large-scale Command Control & Communication real-time systems for the military industry in Israel and Europe.

        Alex Hilman joined the Board of Directors in February 2002. Mr. Hilman is a partner in Hilman & Co., which provides auditing, tax and business consulting services to corporations. Mr. Hilman serves on the boards of various companies. Mr. Hilman was the president of the Israeli institute of certified public accountants in Israel, served in the board of IFAC, and is a member of the Small & Medium Practices committee in IFAC. Mr. Hilman lectures taxation in Tel-Aviv University, has published professional works on tax and accounting, among them, “The Israel Tax Guide”. Mr. Hilman holds a B.A. degree in Accountancy and Economics from the Tel Aviv University.

Alternate Directors

        Subject to the Israeli Companies Law, 1999 (the “Companies Law”), the articles of association of the Company provide that any director may appoint another person (who is neither a member of the Board of Directors nor an alternate director) to serve as an alternate director at any meeting of the Board of Directors at which the appointing director is not present, and may remove such alternate director, provided however, that such alternate director is approved in a resolution approved by at least a majority of the Company’s directors. Pursuant to the Company’s articles of association, any alternate director may exercise all the powers vested in the director for whom he is serving as alternate director. The appointment of an alternate director does not in itself diminish the responsibility of the appointing director as a director.

        The articles of association of the Company also provide that the Board of Directors may delegate its powers (subject to limitations under the Companies Law) to one or more committees of the Board of Directors, as it deems appropriate, subject to the provisions of the Companies Law.

External Directors

        Mr. Chaim Labenski, an external director of the Company, shall continue to serve as an external director until January 30, 2005 (the remainder of his three-year term) and it is proposed to re-elect Mr. Labenski as an external director of the Company for an additional three-year term, see Proposal No. 9 below. Mr. Eddy Shalev, an external director of the Company, notified the Company of his termination of service as an external director as of December 16, 2004 due to his desire to devote all of his time to the portfolio companies in his venture capital fund. Accordingly, it is proposed to elect Mr. Gil Weiser as an external director, see Proposal No. 8 below.

        It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the re-election of Messrs. Wyler and Hilman and Ms. Tamir as directors of the Company, as presented to the shareholders, be, and same hereby is, approved.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 2

RE-APPOINTMENT OF INDEPENDENT AUDITORS AND THEIR REMUNERATION

        Following the recommendation of the Audit Committee and Board of Directors, it is proposed to re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors for the fiscal year ending on December 31, 2004 and to authorize the Board of Directors, upon the recommendation of the Audit Committee, to determine the auditors’ remuneration in accordance with the volume and nature of their services to the Company for such fiscal year.

        Such auditors have served as the Company’s auditors since its establishment and have no relationship with the Company or with any affiliate of the Company, except as auditors.

        It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the re-appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global as the Company’s independent auditors for the fiscal year ending on December 31, 2004, and the authorization of the Board of Directors, upon the recommendation of the Audit Committee, of the remuneration of said auditors in accordance with the volume and nature of their services to the Company, as presented to the shareholders, be, and same hereby are, approved.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 3

APPROVAL OF THE COMPANY’S PURCHSASE OF AN INSURANCE POLICY
CONCERNING DIRECTORS’ AND OFFICERS’ LIABILITY, INCLUDING AS
DIRECTORS AND OFFICERS OF THE COMPANY’S SUBSIDIARIES

        Following the approval by the Audit Committee and the Board of Directors, it is proposed to approve the purchase by the Company of an insurance policy for directors’ and officers’ liability, including as directors or officers of the Company’s subsidiaries, for the period of March 22, 2004 until March 31, 2005. Such policy covers a total liability of US $7.5 million. The premium to be paid by the Company with respect to such insurance policy is approximately US $125,000.

        It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the Company’s purchase of an insurance policy with respect to directors’ and officers’ liability, including as directors or officers of the Company’s subsidiaries, which terms have been approved by the Audit Committee and Board of Directors, as presented to the shareholders, be, and the same hereby is, approved.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 4

APPROVAL, AS A FRAMEWORK RESOLUTION, THE COVERAGE OF TOM
WYLER’S LIABILITY UNDER THE GENERAL INSURANCE POLICIES OF THE
COMPANY FOR THE COVERAGE OF DIRECTORS’ AND OFFICERS’LIABILITY

        Following the approval by the Audit Committee and the Board of Directors, it is proposed to approve the coverage of Mr. Tom Wyler’s liability under the general insurance policies of the Company for the coverage of directors’ and officers’ liability, as shall be from time to time, including policies which are in effect on October 20, 2004 (the date of the Audit Committee’s and the Board of Directors’ resolution).

        This resolution shall be approved as a Framework Resolution (within the meaning of such term in the Israeli Companies Regulations (Relieves for Transactions with Interested Parties) of 2000 (the “Relieves Regulations”)). The Relieves Regulations provide, inter alia, that, a public company may enter into a framework transaction (as such term is defined therein) with its controlling shareholder, provided that the audit committee and board of directors of such public company approve each of the specific transactions to be entered into under the framework transaction and determine that each such specific transaction complies with the terms of the framework transaction.

        The terms of the Framework Resolution are as follows: the aggregate coverage amount under each directors’ and officers’ liability insurance policy of the Company shall not exceed USD $12.5 million and the annual premium to be paid for each coverage amount shall not exceed USD $200,000. The Audit Committee and Board of Directors must also approve with respect to Mr. Wyler’s liability coverage under each such directors’ and officers’ liability insurance policy that the coverage amount and annual premium with respect to each such policy are reasonable under the circumstances, taking into consideration the Company’s exposure and the market conditions. The Framework Resolution shall be in effect for a 5-year term as of October 20, 2004 (the date of the Audit Committee’s and the Board of Directors’ resolution).

        Accordingly, the coverage of Mr. Wyler’s liability concerning each purchase of a directors’ and officers’ liability insurance policy by the Company within the Framework Resolution must receive the Audit Committee’s and Board of Directors’ approval that the terms of such insurance policy purchased comply with the terms of the Framework Resolution, as detailed above.

        The Reasoning for the Audit Committee and Board of Directors' Approval

        The Audit Committee and Board of Directors stated in their approval that the insurance provided to Mr. Tom Wyler is identical to the insurance provided to other directors and officers of the Company and is customary in companies of the type and size of the Company.

        The Framework Resolution allows a renewal of the insurance policies with respect to Mr. Tom Wyler, who is considered an indirect controlling shareholder of the Company, provided that the Audit Committee and Board of Directors approve that the amount of coverage and the premium paid by the Company are reasonable under the circumstances, taking into consideration the Company’s exposure and market conditions. The approval of the Framework Resolution (if this proposal is approved by the Company’s shareholders) is likely to make the transactional procedure with respect to insurance policies more efficient. In light of the above, the Audit Committee and Board of Directors concluded that the coverage of Mr. Tom Wyler’s liability under the general insurance policies of the Company in accordance with the terms of the Framework Resolution is in favor of the Company.

        It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the coverage of liability of Mr. Tom Wyler, the President and Executive Chairman of the Board of Directors, who is considered an indirect controlling shareholder of the Company, under the general insurance policies for the coverage of directors’ and officers’liability, which shall be approved as a framework resolution, as presented to the shareholders, be, and the same hereby is, approved.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 5

APPROVAL AND RATIFICATION OF AN INCREASE IN THE NUMBER OF SHARES
AVAILABLE FOR ISSUANCE UNDER THE COMPANY'S 1999 ISRAELI AND U.S.
SHARE OPTION PLANS

        In January 1999 the Company adopted an Israeli Share Option Plan and a U.S. Share Option Plan (the “1999 Plans”), as amended from time to time, each having different taxation tracks thereunder. As of November 9, 2004, the joint pool of Shares available for issuance under the 1999 Plans is composed of 37,936 Shares. Note that in December 1999, the Board of Directors adopted a resolution to amend the 1999 Plans in a manner that as of April 1, 2000, the number of Shares available for grant thereunder will be automatically increased annually, to equal 5% of our outstanding share capital at the relevant time.

        It is proposed to increase the number of Shares available for issuance under the 1999 Plans by 400,000 Shares primary due to a large increase in the number of options granted by the Company to its employees and officers following a significant increase in the Company’s workforce in connection with the Company’s purchase of Media 100 Inc’s assets.

        It is further clarified that the aggregate number of Share available for issuance under the 1999 Plans includes 260,000 Shares reserved for issuance in connection with a grant of 260,000 options made to the Company’s directors in December 2002.

        It is further proposed to approve additional increase in the number of Shares available for issuance under the 1999 Plans, see Proposals No. 6 and 7 below.

        It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the increase in the number of shares available for issuance under the 1999 Plans, which increase has been approved by the Board of Directors, as presented to the shareholders, be, and the same hereby is, approved and ratified.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 6

APPROVAL OF A GRANT OF 15,000 OPTIONS EXERCISABLE INTO 15,000
ORDINARY SHARES NIS 0.13 NOMINAL VALUE EACH OF THE COMPANY TO
EACH OF ALEX HILMAN, DANA TAMIR AND CHAIM LABENSKI, DIRECTORS
OF THE COMPANY AND GIL WEISER (SUBJECT TO HIS APPOINTMENT AS AN
EXTERNAL DIRECTOR OF THE COMPANY) UNDER THE 1999 ISRAELI
PLAN AND TO INCREASE THE NUMBER OF SHARES AVAILABLE FOR
ISSUANCE UNDER THE 1999 PLANS ACCORDINGLY

        Following the approval by the Audit Committee and the Board of Directors, it is proposed to approve an issuance of 15,000 options exercisable into 15,000 ordinary shares NIS 0.13 nominal value each of the Company (collectively, in this Proposal No. 6, the “Options”) to each of Alex Hilman, Dana Tamir and Chaim Labenski, directors of the Company, and Gil Weiser (subject to his appointment as an external director of the Company, see Proposal No. 8 below) (collectively, the “Optionees”) under the 1999 Israeli Share Option Plan (the “1999 Israeli Plan”), and to increase the number of shares available for issuance under the 1999 Plans accordingly.

        The following are the main terms of the 1999 Israeli Plan and the option agreement to be signed with each Optionee, as defined herein.

         Terms of the Options

        The total amount of Options to be issued to all Optionees constitute approximately 0.46% of the Company’s issued2 and outstanding share capital and 0.37% of the Company’s issued and outstanding share capital, on a fully diluted basis3.

        The Options shall be issued to each of the Optionees without consideration.

        The right of each Optionee to exercise the Options issued to him shall vest accordingly: 25% of the Options issued to such Optionee shall vest following one calendar year as of the date of their issuance, an additional 25% of such Options shall vest following two calendar years as of the date of their issuance, an additional 25% of such Options shall vest following three calendar years as of the date of their issuance, and the remaining 25% of such Options shall vest following four calendar years as of the date of their issuance (the “Vesting Periods”).

        The Options may not be exercised following their 10th anniversary.

         Consideration

        The exercise price of each Option will be the closing price per share of the Company’s Shares on the Nasdaq-NM on the last trading day prior to the date of issuance of the Options (the “Exercise Price”).

        The closing price of the Shares on the Nasdaq-NM on October 19, 2004 (prior to the resolution of the Audit Committee and Board of Directors) was 5.14 US dollars. The closing price of the Shares on the Nasdaq-NM on November 9, 2004, prior to the date of this Proxy Statement was 5.7 US Dollars.

[2]	Excluding 531,023 Shares held by the Company.
[3]	Taking into consideration the exercise of 3,091,629 options and warrants exercisable into 3,091,629 Shares of the Company, which to the date of this Proxy Statement constitute the entire securities of the Company which may be converted or exercised into Shares.

         Adjustments

        The number of Shares to be issued upon the exercise of the Options is subject to customary adjustments in the event of changes in capitalization, dissolution or liquidation, merger or asset sale.

        Termination of relationship between the Company and the Optionees

        Termination of Relationship as a Service Provider. If an Optionee ceases to be a Service Provider, as defined in the 1999 Israeli Plan, and other than upon the Optionee’s death or Disability (as defined in the 1999 Israeli Plan), the Optionee may exercise his or her Options within ninety (90) days following the Optionee’s termination to the extent that the Options are vested on the date of termination (but in no event later than the expiration of the term of such Options as set forth above). If, on the date of termination, the Optionee is not vested as to his or her entire Options, the Shares covered by the unvested portion of the Options shall revert to the 1999 Israeli Plan. If, after termination, the Optionee does not exercise his or her Options within the time specified above, the Options shall terminate, and the Shares covered by such Options shall revert to the 1999 Israeli Plan.

        Disability of Optionee. If an Optionee ceases to be a Service Provider as a result of the Optionee’s Disability, as defined in the 1999 Israeli Plan, the Optionee may exercise his or her Options within twelve (12) months following the Optionee’s termination to the extent that the Options are vested on the date of termination (but in no event later than the expiration of the term of such Options as set forth above). If, on the date of termination, the Optionee is not vested as to his or her entire Options, the Shares covered by the unvested portion of the Options shall revert to the 1999 Israeli Plan. If, after termination, the Optionee does not exercise his or her Options within the time specified above, the Options shall terminate, and the Shares covered by such Options shall revert to the 1999 Israeli Plan.

        Death of Optionee. If an Optionee dies while a Service Provider, as defined in the 1999 Israeli Plan, the Options may be exercised within twelve (12) months following the Optionee’s death to the extent that the Options are vested on the date of termination (but in no event later than the expiration of the term of such Options as set forth above). If, on the date of termination, the Optionee is not vested as to his or her entire Options, the Shares covered by the unvested portion of the Options shall revert to the 1999 Israeli Plan. If, after termination, the Optionee does not exercise his or her Options within the time specified above, the Options shall terminate, and the Shares covered by such Options shall revert to the 1999 Israeli Plan.

         Non-Transferability of Options

        The Options may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Optionee, only by the Optionee.

         Date of Issuance

        The issuance of the Options will be consummated on the day of the receipt of the Company’s general meeting of shareholders’ approval for the issuance detailed in this Proposal No. 6.

         Taxation

         Capital Gains Track

        The following is a brief summary of certain Israeli tax implications of the grant of Options. This discussion is based on a relatively new legislation that is subject to further judicial or administrative interpretation and there can be no assurance that the views expressed herein will comply with any such future interpretation. This discussion is not intended and does not cover all possible tax consequences.

        Effective January 1, 2003, the Israeli Tax Ordinance [New Version] of 1961 (the “Tax Ordinance”) enables a company to grant options through one of two tax tracks:

    (i)        The income tax track through a trustee pursuant to which the offeree pays income tax (according to the marginal tax rate of the offeree of up to 49% tax) plus payments to the National Insurance Institute and health tax on the profit gained upon the earlier to occur of the transfer of the options or the underlying shares from the trustee or the sale of the options or the underlying shares. The company may recognize expenses pertaining to the options for tax purposes. The options (or upon their exercise, the underlying shares), must be held by a trustee for a period of 12 months commencing on the last day of the calendar year in which the options were granted; or

    (ii)        The capital gains tax track through a trustee pursuant to which the offeree pays capital gains tax at a rate of 25% on the profit upon the earlier to occur of the transfer of the options or the underlying shares from the trustee or the sale of the options or the underlying shares (in this track the offeree is not required to make payments to the National Insurance Institute or health tax). The company may not recognize expenses pertaining to the options for tax purposes. The options (or upon their exercise, the underlying shares) must be held by a trustee for a period of 24 months commencing on the last day of the calendar year in which the options were granted (the “Lock-up Period”). A violation of the Lock-up Period results in the payment by an offeree of income tax (according to the marginal tax rate of the offeree of up to 49% tax) plus payments to the National Insurance Institute and health tax on the profit gained upon the earlier to occur of the transfer of the options or the underlying shares from the trustee or the sale of the options or the underlying shares and the employer will be obligated to make the employer’s payments to the National Insurance Institute.

        A company is prohibited from selecting a different track than the track already selected by such company for a period of 12 months commencing on the last day of the calendar year in which the first options were granted under the tax track.

        The Tax Ordinance also enables a company to issue securities without using a trustee. In such event the offeree pays income tax (according to the marginal tax rate of the offeree of up to 49% tax) plus payments to the National Insurance Institute and health tax on the profit upon the sale of the underlying shares, and the company may not recognize expenses pertaining to the options for tax purposes.

        The Audit Committee and the Board of Directors selected the capital gains track described above for the grant of the Options under the 1999 Israeli Plan with respect to all Service Providers, as defined in the 1999 Israeli Plan, and such tax track will also apply to the Optionees in this Proposal No. 6.

         Other tax consequences

        All tax consequences under any applicable law (other than any applicable stamp duty) which may arise from the grant of the Options and/or the exercise thereof and/or the holding or sale of Shares (or other securities issued under the Plan) and/or any dividend or other benefits granted for such Shares by or on behalf of the Optionee in connection with any of the foregoing shall be borne solely by such Optionee.

         Board of Directors’ Discretion

        Under the 1999 Israeli Plan, the Board of Directors has discretion regarding certain items under the Plan, inter alia, its administration and construction and interpretation of the terms of the 1999 Israeli Plan.

        Accordingly, the number of Shares available for issuance under the 1999 Plans will be increased by 60,000 Shares (or by 45,000 Shares in the event Proposal No.8 is not approved by the Company’s shareholders).

        It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the issuance of 15,000 options exercisable into 15,000 ordinary shares NIS 0.13 each of the Company to each of Alex Hilman, Dana Tamir and Chaim Labenski, directors of the Company, and Gil Weizer (subject to his appointment as external director of the Company) under the 1999 Israeli Share Option Plan, and the increase of the number of shares available for issuance under the 1999 Israeli and U.S. Share Option Plans accordingly, which have been approved by the Company’s Audit Committee and Board of Directors, and as presented to the shareholders, be, and same hereby are, approved.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 7

APPROVAL OF A GRANT OF 100,000 OPTIONS EXERCISABLE INTO 100,000
ORDINARY SHARES NIS 0.13 NOMINAL VALUE EACH OF THE COMPANY
TO TOM WYLER UNDER THE 1999 ISRAELI PLAN, AND TO INCREASE THE
NUMBER OF SHARES AVAILABLE FOR ISSUANCE UNDER THE 1999 PLANS
ACCORDINGLY

        Following the approval by the Audit Committee and the Board of Directors, it is proposed to grant, under the 1999 Israeli Plan, 100,000 options exercisable into 100,000 ordinary shares NIS 0.13 nominal value each of the Company (in this Proposal No. 7, the “Options”) to Mr. Tom Wyler, for his service as the President and Executive Chairman of the Board of Directors, and to increase the number of shares available for issuance under the 1999 Plans accordingly. Tom Wyler is considered an indirect controlling shareholder of the Company.

        The Options shall constitute approximately 0.76% of the Company’s issued and outstanding share capital and approximately 0.62% of the Company’s issued and outstanding share capital, on a fully diluted basis4.

        The terms of the Options shall be identical to the terms of the options to be granted to other directors of the Company, as stipulated in Proposal No. 6 above. Notwithstanding the foregoing, since Tom Wyler is considered an indirect controlling shareholder of the Company, Tom Wyler cannot benefit from taxation under the capital gains track, and he will be subject to a different tax treatment pursuant to which the Company may not recognize expenses pertaining to the Options for tax purposes.

        Accordingly, the number of Shares available for issuance under the 1999 Plans will be increased by 100,000 Shares.

        The Reasoning for the Audit Committee and Board of Directors' Approval

        The Audit Committee and Board of Directors stated in their approval that Tom Wyler currently serves as President and Executive Chairman of the Board of Directors and the proposed grant constitutes remuneration for his service in the Company.

        It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the grant of 100,000 Options to Mr. Tom Wyler, the President and Executive Chairman of the Board of Directors, who is considered an indirect controlling shareholder of the Company, under the 1999 Israeli Share Option Plan, and the increase of the number of shares available for issuance under the 1999 Israeli and U.S. Share Option Plan accordingly, which terms have been approved by the Company’s Audit Committee and Board of Directors, and as presented to the shareholders, be, and same hereby is, approved.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

[4]	Taking into consideration the exercise of 3,091,629 options and warrants exercisable into 3,091,629 Shares of the Company, which to the date of this Proxy Statement constitute the entire securities of the Company which may be converted or exercised into Shares.

Proposal No. 8

ELECTION OF GIL WEISER AS AN EXTERNAL DIRECTOR OF THE COMPANY
FOR A THREE-YEAR TERM COMMENCING ON DECEMBER 17, 2004

        Eddy Shalev, who currently serves as an external director of the Company terminates his service on December 16, 2004 (see also Proposal No. 1 above). Therefore, it is proposed to elect Mr. Gil Weizer as an external director of the Company for a three-year term commencing on December 17, 2004.

        Gil Weiser is currently Chairman or a member of the Board of Directors of the following companies: Fundtech, a software company, BBP, a subsidiary of Fundtech, Tescom, a service company, Carmel, a company connected with Haifa University and ClickSoftware Technologies Ltd. Mr. Weiser is also currently a member of the Board of Directors of the Tel Aviv Stock Exchange. From January to December 2002, he was the Acting Vice Chairman of ORAMA, an international investment banking group. From 1995 to 2000, Mr. Weiser served as Chief Executive Officer of Hewlett-Packard Israel, a technology company. From 1993 to 1995, Mr. Weiser served as Chief Executive Officer of Fibronics Corporation, a communications company. From 1976 to 1993, he served as Chief Executive Officer of Digital Israel, a computing company. Mr. Weiser is Chairman of the Executive Committee of Haifa University. Mr. Weiser was the Vice Chairman of the Israel Management Center and is a member of the Israel High-Tech Association Executive Committee. Mr. Weiser holds a Bachelor of Science degree in Electrical Engineering from the Technion Institute and a Master of Science degree in Electronics and Computers from the University of Minnesota in Minneapolis.

        Mr. Gil Weiser notified the Company that he complies with all requirements under the Israeli Companies Law for serving as an external director.

        It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the election of Mr. Gil Weiser as external director of the Company for a three-year term commencing on December 17, 2004, as presented to the shareholders, be, and the same hereby is, approved.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 9

RE-ELECTION OF CHAIM LABENSKI CURRENTLY SERVING AS AN EXTERNAL
DIRECTOR OF THE COMPANY FOR AN ADDITIONAL 3-YEAR TERM
COMMENCING ON JANUARY 31, 2005

        The service of Chaim Labenksi as external director of the Company terminates, in accordance with applicable Israeli law, on January 30, 2005. Therefore, it is proposed to re-elect Chaim Labenski as external director of the Company for an additional three-year term commencing on January 31, 2005.

        Chaim Labenski joined the Board of Directors in January 2002. From 1977 to 1999, Mr. Labenski held a number of positions at Securities Division of Bank Hapoalim BM, including being First Vice President and Head of Foreign Securities and was involved in consulting, securities research, trading and I.P.O coordination with global investment houses. Since 1999 he acts as a private investor. Mr. Labenski holds a B.Sc degree in Civil Engineering from Aston University, U.K, an M.Sc degree in Engineering Management from Leeds University and Dp.B.A degree in Business Administration from Manchester Business School.

        Mr. Labenski declared to the Company that he complies with the qualifications required for his appointment as an external director in accordance with the Companies Law.

        It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the re-election of Mr. Chaim Labenski as external director of the Company for an additional three-year term commencing on January 31, 2005, as presented to the shareholders, be, and the same hereby is, approved.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

        In addition, the shareholders will be requested to consider at the Meeting the Board of Directors’ Report and the financial statements of the Company for the fiscal year ended December 31, 2003.

OTHER BUSINESS

        Management knows of no other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

        The prompt return of your proxy will be appreciated and helpful in obtaining the necessary vote. Therefore, whether or not you expect to attend the Meeting, please sign the form of proxy provided herewith and return it in the enclosed envelope, so that it is received by the Company not later than 2 business days before the Meeting.

By Order of the Board of Directors, Tom Wyler, President and Executive Chairman of the Board of Directors

November 18, 2004